Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

On March 10, 2005, John F. Antioco, Chairman and Chief Executive Officer of Blockbuster Inc. (“Blockbuster”) spoke at the Bear Stearns Eleventh Annual Retail, Restaurants & Apparel Conference. The following is an excerpt from the transcript of that presentation.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Moderator: (Question inaudible.)

John F. Antioco: I had a feeling someone was going to ask me about that. Okay, do you remember that long disclaimer in front of this presentation? Right. But do you remember that long disclaimer? That’s why I’m playing to you and the cameras, okay? And say that beyond that, I’ll give you some more disclaimers. Number one is that I’m not objective. Number two is that I am not a lawyer, an economist, or an antitrust expert. Number three, I believe that the deal between Hollywood and Blockbuster would be hugely pro-competitive and hugely pro-consumer. Because all of that stuff that we’re going to do for Blockbuster, if we can do it in 2,000 more stores and points of distribution, I think would be a very good thing. So clearly, it makes me not objective in what I’m going to say about that.

We had productive meetings over the last two days. I personally met with every one of the Federal Trade commissioners, including the chairman. I believe that on its merits, this transaction ought to be allowed to proceed. So we hope that that’s what happens, but we are prepared to move forward, hoping that the FTC rules in our favor and judges the transaction based on its merits, and the fact that it is pro-competitive and keeping a very healthy option in video specialty retail stores that offer consumers a choice between renting, buying, subscription, online or in-store traded movies, used movies, is certainly the way that they ought to look at it.

Again, qualified by my lack of expertise that I told you already, I think it comes down to one decision that people have to make: Is the home video business defined as rental and retail, which obviously is what we believe it ought to be defined; or is defined narrowly as just a rental business? And if you come to the conclusion that home video is rental and retail, and consumers have the option, they switch both back and forth - our data suggests that 80% of them do both - then you come to the conclusion that this is a transaction you should allow. And we hope that that’s what they’ll do; and we are firmly committed to the transaction, and we will keep pursuing it through the process and all the way through the process. Yes, sir.

Moderator: (Question inaudible.)

John F. Antioco: Does it go? Does or doesn’t? Does. Have you been planted there? I’ll tell you the same thing that I told them: I don’t think this is about closing stores or raising prices. I don’t think that’s the issue. It’s not kind of what we do well, nor do I think that the marketplace really allows for that. We think this is about a transaction that allows us to accomplish our vision in a much more expeditious fashion because of the synergies associated with the transaction.

Think about what I said a minute ago: we’re pursuing two out of what we think are four real businesses, and I had to slow down on two of them, because of the realities of what we can focus on, and resources and capital, and wanting to balance our cash flow needs and a lot of other things. We think the Hollywood Video transaction has wonderful synergies, both on the cost and revenue side. That, added to their existing cash flow, would fund the accelerated transition of our business model; and for that reason, we are committed to this transaction. Yes, sir?